02018349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

FEB 28 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurora Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Park Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10022-3506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Eliot Margolis (212) 413-4472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022-5892 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jeff Eliot Margolis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurora Capital LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY KOURKOUMELIS
Notary Public State of New York
No. 01KO5045025
Qualified in Kings County
Commission Expires 6/12/~~19~~2003

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

CONTENTS

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

NOTES TO STATEMENT OF FINANCIAL CONDITION .... 3 - 6

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members of
Aurora Capital LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Aurora Capital LLC as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aurora Capital LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

February 8, 2002
New York, New York

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	18,373
Deposits with clearing organization		50,000
Receivable from broker-dealer		40,275
Accounts receivable		4,310
Capitalized lease assets, net of accumulated depreciation of $54,797		5,623
Property and equipment, net of accumulated depreciation of $8,435		2,140
Other assets		1,211
	$	121,932

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	69,968
Capitalized lease obligations		5,932
		75,900
Commitments and contingencies (Notes 3, 4, 5 and 7)		
Members' equity		46,032
	$	121,932

The accompanying notes are
an integral part of this financial statement.

AURORA CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

1 The Company

Organization

Aurora Capital LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of New York on September 15, 1998 and received its initial member capital contributions on September 16, 1998. The Company succeeded to the business of Aurora Capital Corp. by amendment on Form BD that was filed with the National Association of Securities Dealers, Inc. ("NASD"), the Company's self-regulatory organization. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is also a member the Securities Investors Protection Corporation.

Members' capital

Aurora Capital Corp. contributed all of the net assets related to its securities brokerage and investment banking business, subject to all of its liabilities, in exchange for a 53.7% member interest in the Company in 1998. That percentage was adjusted to 62.90% due to member withdrawals and adjustments. Aurora Capital Corp. is the sole managing member of the Company.

During 1998, another member contributed $300,000 to the Company and is entitled, among other rights, to a "Preferred Return Distribution" on its contribution. The Preferred Return Distribution, which must be paid before any cash distributions are made to any other members, is the greater of a fixed minimum return, equal to 15% of that member's adjusted capital contribution, or that member's profit percentage (currently 18.51%). The Preferred Return Distribution is further limited on a cumulative basis to the cumulative fixed minimum return or the cumulative profit percentage, both as defined in the Company's operating agreement, whichever amount is greater. The Preferred Return Distribution is cumulative and payable only when declared by the managing member.

All other members are Corporations formed by current employees, each of whom has paid an agreed upon amount for its member interest. These member interests represent sharing ratios that range from 4.10% to 8.49%.

Business

The Company, which originally acted solely as placement agent in exempt securities offerings and consultant and advisor to corporate finance clients, was authorized during 1999 by the NASD to expand its lines of business into public securities market activities. The Company commenced such activities in August 1999.

The principal business activities of the Company are (i) to act as placement agent in the private placement of securities in offerings exempt from registration under the Securities Act of 1933, as amended (ii) to act as a broker of securities, clearing public securities transactions on a fully disclosed basis through an independent clearing firm and (iii) acting as a consultant and advisor to its corporate finance clients. The Company focuses its activities primarily, but not exclusively, on companies involved in the life sciences and medical technologies industries. The Company's business operates principally in the United States of America.

2 Significant accounting policies

Revenue recognition

Consulting, placement and advisory fees are recognized when earned and are no longer subject to negotiation or refund.

The Company's placement agent fees generally range between 5% and 10% of the gross cash proceeds raised for the issuer and are typically payable in cash, at closing. The Company's fees also often include warrants to purchase a specified number of the issuer's securities, generally ranging between 8% and 10% of the number of securities placed by the Company in the offering.

Brokerage commissions and related expenses are recognized on a trade-date basis, as securities transactions occur.

Cash and cash equivalents

The Company considers all highly liquid financial instruments, which are held at one financial institution, with a maturity of three months or less when purchased to be cash equivalents.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are carried at cost. Major additions and betterments are capitalized while normal repairs and maintenance, which do not extend the lives of the assets, are expensed as incurred.

Depreciation of property and equipment and capitalized lease assets is computed using the straight- line method over the estimated useful lives of the assets, which range from three to five years.

Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the personal responsibility of the members.

The Company is subject to unincorporated business taxes in the City of New York. No provision or liability is required for the year ended December 31, 2001.

The Company has elected the cash basis of accounting for income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

2 Significant accounting policies (continued)

Income taxes (continued)

The income tax returns of the Company are subject to examination by federal and state taxing authorities. Such examinations could result in adjustments to net income, which changes could affect the income tax liability of the individual members.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3 Receivable from broker-dealer

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Pursuant to its correspondent clearing agreement with its clearing firm, the Company is required to maintain a minimum deposit of $50,000. The deposit serves as collateral for amounts payable to the clearing broker-dealer.

4 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2001, the Company had net capital of $35,714 that was $30,714 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.04:1.

On April 27, 2001, the Company was granted permission by the NASD to reduce its minimum net capital requirement from $100,000 to $5,000.

5 Related party transactions

During 2001, the Company earned consulting, placement agency and advisory fees of $371,279 from two companies for which the Company's President was also either the acting Chief Financial Officer or acting Chief Operating Officer and a director.

6 Securities received for services

During 2001, the Company acted as placement agent for an issuer, for which it received, as compensation, preferred stock and warrants to acquire a specific number of the issuer's shares. Both the preferred stock and warrants are subject to certain restrictions. The Company assigned a portion of these securities to its employees upon receipt and distributed the balance to its members in accordance with their sharing ratios. The fair value of the warrants was estimated by management to be nominal. The fair value of the preferred stock and warrants was estimated to be $10,200. The Company retained no securities received for the year ended December 31, 2001.

7 Capitalized leases

The Company leases substantially all of its telephone equipment under a lease that has been accounted for as a capitalized lease. This lease is for a sixty-month period, during which time the Company builds an ownership interest in the equipment.

Required minimum lease payments, including interest, are as follows:

Year ending December 31,		
2002	$	3,715
2003		3,406
		7,120
Less: amount representing interest at an effective rate of 9.5%		1,188
Present value of minimum lease payments	$	5,932

A capitalized lease for computer equipment expired during 2001 and the Company purchased the equipment in accordance with the terms of the lease.